JENNER & BLOCK

August 4, 2004	Jenner & Block LLP 601 Thirteenth Street, NW Suite 1200 South Washington, DC 20005 Tel 202-639-6000 www.jenner.com	Chicago Dallas Washington, DC
Mark Webb, Esq. Special Counsel Office of Construction and Manufacturing Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0306	Tobias L. Knapp Tel (202) 639-6045 Fax (202) 661-4973 tknapp@jenner.com
Re:
Minuteman International, Inc.
Preliminary Proxy Statement and Schedule 13E-3
Filed August 4, 2004

Dear Mr. Webb:

        On behalf of Minuteman International, Inc., an Illinois corporation ("Minuteman"), we transmit herewith for filing under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a preliminary proxy statement on Schedule 14A filed by Minuteman and a Schedule 13E-3 filed jointly by Minuteman, Hako-Werke International GmbH ("Hako") and MMAN Acquisition Corp., a wholly owned subsidiary of Hako ("Merger Sub"), related to the proposed merger of Merger Sub with and into Minuteman. We are also providing you five courtesy copies of both filings, including the exhibits to the Schedule 13E-3.

        The terms of the proposed merger contemplate that, upon consummation of the merger, Minuteman will terminate the registration of its common stock under the Exchange Act and the quotation of its common stock for trading on The Nasdaq National Market.

        The total fee relating to the filing of the preliminary proxy statement is $2,005.39, which Minuteman wired to the account of the SEC on Monday, August 2.

        If you have any questions, please do not hesitate to contact me at (202) 639-6045.

Very truly yours,

/s/ Tobias L. Knapp
Tobias L. Knapp

cc:
John F. Cox, Esq.
Patrick J. Maloney, Esq. (Bell, Boyd & Lloyd LLC)